Exhibit 99.1

Snow Lake Resources Ltd.

Condensed Consolidated Interim Financial Statements

For the Three and Six months Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

(UNAUDITED)

SNOW LAKE RESOURCES LTD.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF
FINANCIAL POSITION (Expressed in Canadian Dollars)

		December 31,	June 30,
	Note	2021	2021
		$	$
Assets
Current
Cash		30,779,336	318,844
Prepaids and deposits	5	1,253,756	67,973
Sales tax receivable		53,156	10,644
		32,086,248	397,461
Non-current
Exploration and evaluation assets	6	6,169,715	5,730,224
Total assets		38,255,963	6,127,685

Liabilities
Current
Accounts payable		391,224	262,125
Loan payable	7	782,423	-
Due to related party	11	249,570	279,642
Convertible debentures	8(a)	-	423,139
Derivative liability	8(d)	626,665	409,913
		2,049,882	1,374,819

Shareholders’ Equity
Share capital	9	37,925,083	5,750,252
Reserves	9	2,965,180	1,274,138
Deficit		(4,684,182)	(2,271,524)
Total shareholders’ equity		36,206,081	4,752,866
Total liabilities and shareholders’ equity		38,255,963	6,127,685

Nature of operations (Note 1)

Commitments and contingencies (Note 14)

Subsequent event (Note 15)

Approved on behalf of the Board of Directors on March 31, 2022:

“Louie Simens”	“Nachum Labkowski”
Louie Simens, Director	Nachum Labkowski, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SNOW LAKE RESOURCES LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

		Three months		Six months
Periods ended December 31,	Note	2021	2020	2021	2020
		$	$	$	$
Expenses
Bank fees and interest		3,284	354	4,077	557
Consulting fees		64,071	15,650	82,771	24,650
Director and officer consulting fees		173,671	45,593	238,102	71,093
General and administrative		10,616	385	32,118	6,593
Interest expense and accretion on convertible debenture	8(a)	31,979	-	126,884	-
Other interest and charges	7 & 11	28,207	-	28,207	-
Insurance		96,656	-	98,299	-
Amortization of transaction cost	8(a)	41,645	-	50,618	-
Professional fees		378,133	1,372	393,811	5,897
Share-based compensation		1,713,160	-	1,713,160	-
Transfer agent and regulatory fees		129,235	-	139,491	-
Travel expenses		18,281	-	18,281	-
		(2,688,938)	(63,354)	(2,925,819)	(108,790)
Other income (loss)
Foreign currency		19,778	5,031	18,198	5,031
Government grants	10	30,995	-	30,995	-
Gain on change in fair value of derivative liability	8(d)	438,340	-	463,968	-
Loss and comprehensive loss for the period		(2,199,825)	(58,323)	(2,412,658)	(103,759)

Weighted average number of shares outstanding
Basic and diluted		14,876,909	13,008,014	13,943,543	13,008,014

Loss per share
Basic and diluted		$(0.15)	$(0.00)	$(0.17)	$(0.01)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SNOW LAKE RESOURCES LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars, except number of shares)

		Share Capital		Reserves
	Note	Common shares *	Issued capital	Warrant	Stock options	Total Reserves	Accumulated losses	Total shareholders’ equity
			$	$	$	$	$	$
Balance at June 30, 2020		13,008,006	5,745,369	26,439	1,154,905	1,181,344	(1,719,088)	5,207,625
Loss for the period		-	-	-	-	-	(103,759)	(103,759)
Balance at December 31, 2021		13,008,006	5,745,369	26,439	1,154,905	1,181,344	(1,822,847)	5,103,866
Warrants exercised		2,170	4,883	-	-	-	-	4,883
Convertible debenture warrants		-	-	90,769	-	90,769	-	90,769
Convertible debenture finder’s warrants		-	-	2,025	-	2,025	-	2,025
Loss for the period		-	-	-	-	-	(448,677)	(448,677)
Balance at June 30, 2021		13,010,176	5,750,252	119,233	1,154,905	1,274,138	(2,271,524)	4,752,866
Issued on IPO		3,680,000	34,988,520	-	-	-	-	34,988,520
Share issue cost		-	(3,932,926)	-	-	-	-	(3,932,926)
Convertible debenture finder’s warrants		-	-	2,743	-	2,743	-	2,743
Warrants exercised		159,736	264,581	(24,861)	-	(24,861)	-	239,720
Shares issued on convertion of convertible debt		751,163	854,656	-	-	-	-	854,656
Shared-based payments		-	-	-	1,713,160	1,713,160	-	1,713,160
Loss for the period		-	-	-	-	-	(2,412,658)	(2,412,658)
Balance at December 31, 2021		17,601,075	37,925,083	97,115	2,868,065	2,965,180	(4,684,182)	36,206,081

*	The Company’s completed a 5:1 share consolidation on October 7, 2021. Shares, warrants, and options in the consolidated financial statements are presented on a post-consolidation basis.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SNOW LAKE RESOURCES LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

Six months ended December 31,	2021	2020
	$	$
Cash flows used in operating activities
Loss for the period	(2,412,658)	(103,759)
Adjustments for items not involving cash:
Recovery of flow through share liability	-	-
Interest expense and accretion	126,884	-
Amortization of transaction cost	50,618	-
Share-based payments	1,713,160	-
Gain on change in fair value of derivative liability	(463,968)	-
Net changes in non-cash working capital:
Prepaids and deposits	(1,185,783)	-
Sales tax receivable	(42,512)	104
Accounts payable	13,750	(34,103)
Due to related party	(30,072)	61,227
	(2,230,581)	(76,531)

Cash flows used in investing activities
Payments for exploration and evaluation assets	(324,142)	(46,965)
	(324,142)	(46,965)

Cash flows provided by (used in) financing activities
Loan from Nova Minerals Limited	-	32,700
Proceeds from the exercise of warrants	239,720	-
Issue of loan payable	782,423	-
Proceeds from private placement	34,988,520	-
Transaction costs related to issuance of shares or options	(2,995,448)	-
	33,015,215	32,700

Net increase in cash	30,460,492	(90,796)
Cash, beginning of the period	318,844	143,089
Cash, end of the period	30,779,336	52,293
Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended December 31, 2021, and 2020

(Expressed in Canadian Dollars)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”) was incorporated under the Canada Business Corporations Act on May 25, 2018. The corporate and principal place of business is 242 Hargrave St. #1700, Winnipeg, Manitoba, R3C 0V1 Canada. The Company is a Canadian natural resource exploration company engaged in the exploration and development of mineral resources through the subsidiaries:

i.	Snow Lake Exploration Ltd. (“SLE”)

ii.	Snow Lake (Crowduck) Ltd. (“SLC”)

iii.	Thompson Bros Lithium Pty Ltd. (formerly Manitoba Minerals Pty Ltd.) (“Thompson Bros”) (Now dissolved)

In this report, Snow Lake and the subsidiaries it controls are referred to as “the Group”.

On March 7, 2019, Snow Lake and Nova Minerals Ltd. (“Nova”), a related party, entered into a share sale agreement (the “Agreement”), whereby Snow Lake acquired all 100,000,000 of the issued and outstanding shares of Thompson Bros Lithium Pty Ltd (“Thompson Bros”), formerly Manitoba Minerals Pty Ltd (“Manitoba Minerals”)., a wholly owned subsidiary of Nova as part of a group restructuring.

On February 9, 2021, Thompson Bros was dissolved.

On November 22, 2021, the Company initiated trading under NASDAQ Composite under the symbol “LITM”

On November 23, 2021, the Company closed its initial public offering (“IPO”) issuing 3,680,000 common shares, including 480,000 common shares issued under the underwriters’ over-allotment option, at a price of $9.51 (US$7.50) per share for gross proceeds of $34,988,520 (US$27,600,000). The Company incurred approximately $3.9 million in cost associated with the issuance.

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors for issue on March 31, 2022.

NOTE 2 – BASIS OF PRESENTATION

(a) Accounting Policies

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below. These policies have been consistently applied in the periods presented, unless otherwise stated. These unaudited condensed consolidated interim financial statements are expressed in Canadian dollars, which is the Company’s presentation and functional currency.

(b) Statement of compliance

The Company applies International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretation issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.

The policies applied in these unaudited condensed consolidated interim financial statements are based on IFRSs issued and outstanding as of March 31, 2022, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed consolidated interim financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended June 30, 2021. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending June 30, 2022, could result in restatement of these unaudited condensed consolidated interim financial statements.

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended December 31, 2021, and 2020

(Expressed in Canadian Dollars)

(Unaudited)

NOTE 3 – CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern such that it can provide returns for shareholders and benefits for other stakeholders. The management of the capital structure is based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. In order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities, issue debt instruments or return capital to its shareholders. The Company monitors its capital structure and adjusts in light of changes in economic conditions and the risk characteristics of the underlying assets.

NOTE 4 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Classification and measurement changes

As of December 31, 2021, the Company’s financial instruments consist of cash, accounts payable, loan payable, amounts due to related parties and derivative liability. Cash, accounts payable and due to related party are designated as at amortized cost, convertible debentures are initially measured at fair value, then amortized using the effective interest rate method and the derivative liability relating to the conversion feature of the convertible debentures is measured at fair value through profit and loss.

(b) Fair Value of Financial Instruments

IFRS requires disclosures about the inputs to fair value measurements for financial assets and liabilities recorded at fair value, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of hierarchy are:

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

As of December 31, 2021, the Company believes that the carrying values of cash, accounts payable, loan payable, convertible debentures, derivative liability – convertible debentures conversion feature and due to related parties approximate their fair values because of their nature and relatively short maturity dates or durations.

(c) Financial Instruments Risk

The Company’s financial instruments are exposed in varying degrees to a variety of financial risks. The Board approves and monitors the risk management processes:

(i) Credit risk:

Credit risk exposure primarily arises with respect to the Company’s cash and receivables. The risk exposure is limited because the Company places its instruments in banks of high credit worthiness within Canada and continuously monitors the collection of other receivables.

(ii) Liquidity risk:

Liquidity risk is the risk that the Company cannot meet its financial obligations as they become due. The Company’s approach to managing liquidity is to ensure as far as possible that it will have sufficient liquidity to settle obligations and liabilities when they become due. As of December 31, 2021, the Company had cash of $30,779,336 (June 30, 2021 - $318,844) and a working capital of $30,036,366 (June 30, 2021 – deficiency of $977,358) with total liabilities of $2,049,882 (June 30, 2021 - $1,374,819).

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended December 31, 2021, and 2020

(Expressed in Canadian Dollars)

(Unaudited)

(iii) Market risk:

a.	Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. A change of 100 basis points in the interest rates would not be material to the financial statements.

b.	Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in the foreign exchange rates.

●	Assuming all other variables constant, an increase or a decrease of 10% of the Australian dollar against the Canadian dollar, the net loss of the Company and the equity for the period ended December 2021 would have varied by approximately $17,000.

●	Assuming all other variables constant, an increase or a decrease of 10% of the United States dollar against the Canadian dollar, the net loss / gain of the Company and the equity for the period ended December 2021 would have varied approximately $3,078,000.

c.	The Company had no hedging agreements in place with respect to foreign exchange rates.

NOTE 5 – PREPAIDS AND DEPOSITS

Included under prepaid expenses are approximately $1,063,000 in prepaid insurance and $189,000 on advances related to exploration work.

NOTE 6 – EXPLORATION AND EVALUATION ASSETS

Changes in the Company’s exploration and evaluation assets between the year ended June 30, 2021, and the six months ended

December 31, 2021 are reconciled as follows:

As of	December 31, 2021	June 30, 2021
Balance beginning of the period	$5,730,224	$5,396,879
Exploration and evaluation expenditures	439,491	333,345
Balance end of the period	$6,169,715	$5,730,224

NOTE 7 – LOAN PAYABLE

On November 29, 2021, the Company entered into a loan agreement for US$ 692,970. The loan carries an interest rate of 4.7% and is payable in equal instalments of US$78,512. Included under Other Interest Charges are $3,455 in interest expenses related to this loan. The loan matures on August 18, 2022.

NOTE 8 – CONVERTIBLE DEBENTURES AND DERIVATIVE LIABILITY

(a) Convertible debentures:

In February 2021, the Company issued convertible debt (the “Debentures”) for a total of $865,263 (the “Subscribed Amount”).

The Debentures were sold at a discount of approximately 5% for proceeds of $805,000, net of a $15,000 cash commission.

Under the terms of the Agreement, the Subscribed Amount plus interest accrued, at a rate which should be the higher of (i) 12% per annum or (ii) Wall Street Prime Rate (currently approximately 3.3%) + 7%, is convertible, at the option of the Debenture holder, into common shares of the Company at a price that is the lesser of (i) $1.25 per share or (ii) a 20% discount to the price of a Liquidity Transaction (defined below). The conversion feature expires (the “Expiry Date”) on the earlier of twenty-four months from execution, or the closing of a registered public offering (the “Liquidity Transaction”).

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended December 31, 2021, and 2020

(Expressed in Canadian Dollars)

(Unaudited)

In the event of a default, interest accrues at the lesser of (i) 24% per annum or (ii) the maximum legally authorized rate. The Company has the right to repay the note prior to maturity at 110% of the then outstanding principal and interest. The Company must provide 30 days’ notice and the Lender shall have the right to convert prior to the 30-day notice expiration.

The remaining undiscounted principal balance outstanding of the Debentures as of June 30, 2021, was $865,263.

The Company determined the fair value of the conversion feature component upon initial recognition was $442,589. The residual $362,411 value of the $805,000 net proceeds received was allocated on a pro-rata basis between the debt component ($271,642) and the warrants component ($90,769) based on their relative fair values. The debt component was discounted at a rate of 20% and 346,104 subscriber warrants were valued using the Black Scholes valuation model, using the following assumptions: expected life: 2.5 years; volatility: 70%; dividend yield: nil; risk-free rate: 0.18% - 0.22%, market price: $1.50; and exercise price of $1.50. The Company recognized $101,565 of accretion expense relating to accreting the debt component of the Debentures up to their principal value and $38,699 of cash interest payable.

The Company incurred $24,507 in transaction costs pursuant to issuing the Debentures, including paying a $15,000 cash commission, issuing 15,000 finder’s warrants exercisable at $1.50 for the earlier of (i) 60 months from the grant date or (ii) 24 months from the Company completing a listing on a Canadian stock exchange and $27 in bank charges. These costs, along with the $45,263 discount, are being amortized over the term of the Debentures. During the year ended June 30, 2021, the Company amortized $13,284 of transaction costs and discount in the statement of loss and comprehensive loss, including $2,025 recorded to the warrants reserve for the value of the finder’s warrants allocated to the warrants component. The 15,000 finder’s warrants were valued using the Black Scholes valuation model, using the following assumption: expected life: 2.5 years; volatility: 70%; dividend yield: nil; risk-free rate: 0.18% - 0.22%, market price: $1.50; and exercise price of $1.50.

During November 2021 all debt holders exercised their conversion rights at a price of $1.25 per common share.

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended December 31, 2021, and 2020

(Expressed in Canadian Dollars)

(Unaudited)

The following schedule describes the break-down of the components of the debenture and allocations to each of its components:

	Convertible debenture	Derivative liability - convertible debenture conversion feature	Warrants value recorded to warrants reserve	Interest expenses and accretion
Balance June 30, 2020	$-	$-	$-	$-
Principal value of convertible debenture	865,263	-	-	-
Discount on proceeds received	(45,263)	-	-	-
Cash commission	(15,000)	-	-	-
Allocation to conversion feature	(442,589)	442,589		-
Allocation to warrants	(90,769)		90,769	-
Value at initial recognition	271,642	442,589	90,769	-
Accretion expense	101,565	-	-	101,565
Interest expense	38,699	-	-	38,699
Amortization of transaction cost	11,233	-	2,025	-
Gain on change in fair value of conversion feature derivative liability	-	(32,676)	-	-
Balance June 30, 2021	423,139	409,913	92,794	140,264
Accretion expense	91,895	-	-	91,895
Interest expense	34,989	-	-	34,989
Amortization of transaction cost	47,875	-	2,743	50,618
Gain on change in fair value of conversion feature derivative liability	-	(153,155)	-	-
Warrants exercised	-	-	(24,861)	-
Conversion of convertible debenture	(597,898)	(256,758)	-	-
Balance December 31, 2021	$-	$-	$70,676	$317,766

(b) Compensation warrants:

As part of the initial IPO that the Company closed on November 23, 2021, the Company issued 184,000 warrants exercisable at US$9.375 before November 23, 2026. The fair value of the warrants was recorded to share issue costs and was estimated at $937,478 on the date issued assuming an expected volatility of 70% and a risk-free interest rate of 1.58%; an expected life of five years.

The Company measures at each reporting period the fair value of its warrants denominated in a currency other that the Company’s functional currency which is the Canadian dollar. All the warrants issued under the IPO were denominated in United States dollars.

All derivatives have been classified as fair value through profit and loss, are included on the balance sheet within other assets, warrants or other liabilities. Gains and losses on re-measurement to fair value of warrants are included in “other gains and losses (net)”.

The fair value of all warrants is determined at each reporting period and at the time they are exercised. The difference between the carrying value and re-measured value is charged to income.

The warrants were valued using the Black Scholes valuation model, assuming a dividend yield as well as the risk-free rate, market price; and exercise price described in the table below:

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended December 31, 2021, and 2020

(Expressed in Canadian Dollars)

(Unaudited)

							Canadian dollars
Valuation date	Number of warrants	Market price of unit USD	Volatility	Risk-free interest rate	Expected life (yrs.)	Foreign exchange rate	Exercise price	Fair value of a unit	Fair value

November 23, 2021	184,000	$7.50	70%	1.58%	5.0	1.2707	$11.91	$5.09	$937,478
December 31, 2021	184,000	$5.76	70%	1.25%	4.9	$1.2678	$11.89	$3.41	$626,665
Revaluation									$(310,813)

c) Gain on change in fair value of derivative liabilities:

The following schedule summarizes the gain (loss) on derivative liabilities for the three and six months ended December 31, 2021:

Periods ended December 31, 2021	Three months	Six months
Gain on change in fair value of conversion feature derivative liability	$127,527	$153,155
Gain in reevaluation of derivative warrants	310,813	310,813
	$438,340	$463,968

NOTE 9 – SHARE CAPITAL AND RESERVES

(a) Authorized

Unlimited number of voting common shares without par value.

Unlimited preferred shares.

(b) Issued Share Capital

The following schedule describes the Company’s capital transactions since June 30, 2020:

	Shares	Issued capital
	#	$
Balance - June 30, 2020	13,008,006	5,745,369
Warrants exercised	2,170	4,883
Balance – June 30, 2021	13,010,176	5,750,252
Shares issued on initial public offering	3,680,000	34,988,520
Conversion of convertible debt	751,163	854,656
Warrants exercised	159,736	239,720
Share issue costs	-	(3,932,926)
Fair value of warrants exercised	-	24,861
Balance December 31, 2021	17,601,075	37,925,083

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended December 31, 2021, and 2020

(Expressed in Canadian Dollars)

(Unaudited)

(c) Common Share Transaction Details

The Company had the following common share transactions during the year ended June 30, 2021, and the six months ended December 31, 2021:

●	During March 2021, the Company issued 2,170 common shares pursuant to the exercise of warrants for proceeds of $4,883.

●	On November 23, 2021, the Company closed its IPO issuing 3,680,000 common shares, including 480,000 common shares issued under the underwriters’ over-allotment option, at a price of $9.51 (US$7.50) per share for gross proceeds of $34,988,520 (US$27,600,000). The Company incurred approximately $3.9 million in cost associated with the issuance.

●	On November 23, 2021, the Company issued 751,163 common shares for the conversion of all outstanding convertible debt at a price of $1.25 per common share (see Note 8(a)).

●	During December 2021, the company issued 159,736 common shares pursuant to the exercise of warrants for proceeds of $239,720.

●	On November 30, 2021, the company issued 57,105 common shares pursuant to the exercise of warrants for proceeds of $85,657.50.

●	On December 16, 2021, the company issued 102,631 common shares pursuant to the exercise of warrants for proceeds of $153,946.50.

(d) Warrants

The following tables summarizes common share purchase warrants transactions and outstanding as of December 31, 2021:

Grant Date	Exercise price	Balance 30-Jun-20	Issued	Exercised	Balance 31-Dec-21	Expiry Dates
November 29, 2018	$1.50	400,000	-	(50,000)	350,000	November 23, 2023
December 3, 2018	$1.25	32,000	-	-	32,000	November 23, 2023
December 3, 2018	$1.25	16,000	-	-	16,000	November 23, 2023
December 31, 2018	$2.25	71,427	-	-	71,427	November 23, 2023
February 8, 2021	$1.50	198,734	-	(94,736)	103,998	November 23, 2023
February 8, 2021	$1.50	15,000	-	(15,000)	-	November 23, 2023
February 22, 2021	$1.50	147,364	-	-	147,364	November 23, 2023
November 23, 2021	US 9.375	-	184,000	-	184,000	November 23, 2026
Total		880,525	184,000	(159,736)	904,789

As part of the convertible debentures issued in February 2021, the Company issued 346,098 warrants to subscribers of the debentures. Debenture holders were eligible to receive such number of common shares purchase warrants equal to half of the number of common shares issuable upon conversion of the debenture at the initial conversion price ($1.25). Each warrant was exercisable into one common share at an exercise price of $1.50 per warrant until the earlier of (i) 60 months from the grant date or (ii) 24 months from the Company completing a listing on a Canadian stock exchange. These warrants were valued at $90,769, recorded to the warrants reserve after allocating, on a pro-rata basis, the $362,411 residual value of the Debentures between the debt and warrants components after the initial allocation of $442,589 of the $805,000 net proceeds received to the conversion feature.

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended December 31, 2021, and 2020

(Expressed in Canadian Dollars)

(Unaudited)

The Debenture warrants were valued using the Black Scholes valuation model, using the following assumptions: expected life: 2.5 years; volatility: 70%; dividend yield: nil; risk-free rate: 0.18% - 0.22%, market price: $1.50; and exercise price of $1.50. The Company recognized $101,565 of accretion expense relating to accreting the debt component of the Debentures up to their principal value and $38,699 of cash interest payable. $2,025 of Debenture transaction costs was recorded to the warrants reserve in amortizing the value of transaction costs allocated to the warrants component of the Debentures.

15,000 Debenture finder’s warrants exercisable on the same terms as the Debenture warrants were valued at $9,480 using the Black Scholes valuation model, using the following assumptions: expected life: 2.5 years; volatility: 70%; dividend yield: nil; risk-free rate: 0.18%, market price: $1.50; and exercise price of $1.50. The value of these warrants allocated to loan liability transaction costs is being amortized in the statement of loss and comprehensive loss in accreting up the carrying value of the Debenture loan liability to its principal balance and the value allocated to Debenture warrants transaction costs is being amortized to the warrants reserve over the term of the Debentures.

As part of the IPO that the Company closed on November 23, 2021, the Company issued 184,000 warrants exercisable at US$9.375 before November 23, 2026. Since the warrants are denominated in USD they are considered derivative liabilities hence classified as such (see Note 8(b)).

(e) Stock Options

The following table summarizes the stock options issued and outstanding as of June 30, 2021 and December 31, 2021:

	Number of stock options	Weighted average exercise price
	#	$
Balance at June 30, 2019 (1)	1,040,000	$2.50
Option cancelled	(220,000)	2.50
Balance June 30, 2020	820,000	2.50
Options cancelled	(160,000)	2.50
Options reinstated (2)	160,000	2.50
Balance at June 30, 2021	820,000	2.50
Options granted (3)	1,269,386	9.46
Balance at December 31, 2021	2,089,386	6.73

(1)	The options vested on issuance and have an expiry date of May 24, 2023.

(2)	160,000 options were cancelled and reinstated as a result of the resignation and reincorporation of a director.

(3)	Exercisable at US$ 7.50

On November 18, 2021, Company granted an aggregate of 1,269,386 incentive stock options to officers, directors and consultants of the Company, pursuant to the Company’s Plan, at an exercise price of US$7.50 per share. All options vested quarterly over a period of one year, 25% vesting three months after granting, 25% six months after granting, 25% nine months after granting and 25% twelve months after granting. All options granted are exercisable until November 18, 2026. The fair value of each option was estimated on the date of the grant using the Black-Scholes option pricing model, with the following assumptions: share price of US$7.5, expected dividend yield of 0%, expected volatility of 70%; risk-free interest rate of 1.47%; and n expected average life of 5 years. The fair value of all these options was estimated at $6,989,950 on granting.

As of December 31, 2021, the weighted average remaining contractual life of the stock options is 3.52 years (June 30, 2021 - 1.90 years).

NOTE 10 – GOVERNMENT GRANTS

On December 14, 2021, the Company received a grant for $30,995 from the Manitoba Minerals Development Fund, for the purposes of supporting strategic projects that contribute to sustainable economic growth in the Province of Manitoba.

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended December 31, 2021, and 2020

(Expressed in Canadian Dollars)

(Unaudited)

NOTE 11 – RELATED PARTY TRANSACTIONS

(a) Related Party Transactions

During the three and six months ended December 31, 2021 and 2020, the Company made payments to directors and officers, or to companies associated with these individuals, which are classified under the following categories:

Consulting fees paid to officers & directors:
	Three months ended		Six months ended
Periods ended December 31,	2021	2020	2021	2020
Directors & officers consulting fees	$173,671	$45,593	$238,102	$71,093
Exploration and evaluation expenditures	50,563	-	62,563	-
	$224,234	$45,593	$300,665	$71,093

Management consulting fees are paid to companies controlled by the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and the Chief Operating Officer (“COO”).

Included under Other Interest and Charges there are $24,762 (USD 20,000) related to a short-term loan charge paid to Nova Minerals Limited.

(b) Related Party Balances

All related party balances payable, for services and business expense reimbursements rendered as of December 31, 2021 and

June 30, 2021, are non-interest bearing and payable on demand, and are comprised of the following:

	December 30,	June 30,
	2021	2021
Payable to Nova Minerals	$233,299	$236,402
Payable to officers & directors	16,271	43,240
	$249,570	$279,642

NOTE 12 – SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the six months ended December 31, 2021 and the year ended June 30, 2021 were as follows:

	December 31, 2021	June 30, 2021
Exploration and evaluation assets in accounts payable	$232,364	$117,015
	232,364	117,015

NOTE 13 – SEGMENT INFORMATION

The Company has determined that it has one reportable operating segment, being the acquisition, exploration, and valuation of mineral properties located in Canada. At December 31, 2021, all of the Company’s operating and capital assets are located in Canada.

SNOW LAKE RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended December 31, 2021, and 2020

(Expressed in Canadian Dollars)

(Unaudited)

NOTE 14 – COMMITMENTS AND CONTINGENCIES

a)	The Company’s only undiscounted liabilities are accounts payable and accrued liabilities and amounts due to related parties, which are due within one year.

b)	As part of his remuneration package, the Company’s CEO is entitled to the to receive Restricted Share Units (“RSU”) of which 240,000 were issued after December 31, 2021. See Note 15 – Subsequent Events

NOTE 15 – SUBSEQUENT EVENT

In January 2022, as part of the CEO’s compensation package, the company issued the following RSU to its CEO:

●	70,000 Restricted Share Units awarded for increasing the Thompson Brothers Lithium resource to above 12Mt lithium at or above 1% Li20 and at or above a cutoff grade of 0.43% Li20;

●	120,000 Restricted Share Units awarded for successful completion of IPO; and

●	50,000 RSU units related to the completion of a preliminary economic assessment of Thompson Brothers Lithium property.